UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PalmSource, Inc.

(Name of Subject Company (Issuer))

PalmSource, Inc.

(Names of Filing Persons)

Options to Purchase Common Stock, par value $0.001 per share

(Title of Class of Securities)

697154102

(CUSIP Number of Class of Securities)

David C. Nagel

Chief Executive Officer

PalmSource, Inc.

1240 Crossman Avenue

Sunnyvale, California 94089-1116

(408) 400-1944

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Lawrence B. Rabkin, Esq.

Deborah A. Marshall, Esq.

Maurine M. Murtagh, Esq.

Howard, Rice, Nemerovski, Canady, Falk & Rabkin

A Professional Corporation

Three Embarcadero Center, 7th Floor

San Francisco, California 94111

(415) 434-1600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$12,346,840	$1,564.34

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,105,255 shares of common stock of PalmSource, Inc., having an aggregate value of $12,346,840 as of March 31, 2004 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $126.70 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by PalmSource, Inc., a Delaware corporation (“PalmSource”), to exchange (the “Exchange Offer”) all unexercised options to purchase shares of PalmSource’s common stock that are held by eligible employees, whether vested or unvested that (i) have exercise prices equal to or greater than $30.00 per share and (ii) have been granted on or after November 7, 2003 (together, the “Eligible Options”). These Eligible Options may be exchanged for new options (the “New Options”) that will be granted under the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated April 1, 2004 (the “Offer to Exchange”) and (ii) the related letter from David Nagel dated April 1, 2004. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are filed as Exhibits (a)(1)(a) and (a)(1)(b), respectively, to this Schedule TO. An “eligible employee” refers to all persons who are employees of PalmSource or one of its subsidiaries as of April 1, 2004 and remain employees through the date on which the Eligible Options are cancelled, but does not include members of PalmSource’s Board of Directors or PalmSource’s Section 16 officers (which term shall mean any persons who are required to file Forms 3, 4 or 5 with respect to PalmSource’s securities under the Securities Exchange Act of 1934, as amended). To receive a New Option, eligible employees must remain employees through the date on which the New Options are granted.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” and “Frequently Asked Questions” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and address.

PalmSource is the issuer of the securities subject to the Exchange Offer, and the address and telephone number of its principal executive office is 1240 Crossman Avenue, Sunnyvale, California 94089-1116, (408) 400-3000.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to outstanding, unexercised options tendered by eligible employees and accepted for exchange and cancelled.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Frequently Asked Questions,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” entitled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options” and “Source and amount of consideration;

terms of new options” is incorporated by reference. As of March 31, 2004, there were issued and outstanding options to purchase 1,105,255 shares of our common stock eligible to participate in this offer.

(c) Trading market and price.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Price range of common stock underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The filing person is the issuer. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under “Schedule A. Information Concerning the Directors and Executive Directors of PalmSource, Inc.” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Frequently Asked Questions” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Price range of shares underlying options,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Extension of offer; termination; amendment” and “Schedule C: Stock Option Exchange Offer: A Guide to Issues in France” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

The 2003 Equity Incentive Plan and related option agreements are attached hereto as Exhibits (d)(1) and (d)(2), respectively, and contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Frequently Asked Questions” and in the section under the caption “The Offer” entitled “Purpose of the offer” is incorporated herein by reference.

(b) Use of securities acquired.

The information set forth in the Offer to Exchange in the sections under the caption “The Offer” entitled “Acceptance of options for exchange and issuance of new options” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange in the sections under the caption “The Offer” entitled “Purpose of the offer” and “Information concerning PalmSource” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of funds.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b) Conditions.

The offer is not conditioned on any financing contingency.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information

The information set forth in the Offer to Exchange in sections under the caption “The Offer” entitled “Information concerning PalmSource,” “Additional information” and “Financial statements” and “Schedule B: Financial Statements of PalmSource, Inc. is incorporated herein by reference. Quarterly and current reports that PalmSource files with the Securities and Exchange Commission can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(a)	Offer to Exchange Certain Unexercised Options for New Options dated April 1, 2004
(a)(1)(b)	Letter from David Nagel dated April 1, 2004
(a)(1)(c)	Sample Election Form
(a)(1)(d)	Withdrawal Form
(a)(1)(e)	Form of Confirmation of Cancellation of Tendered Options
(a)(1)(f)	Form of Email Notice re Schedule of Informational Meetings
(a)(1)(g)	Form of Confirmation of Receipt of Election Form
(a)(1)(h)	Form of Confirmation of Receipt of Withdrawal Form
(a)(1)(i)	Form of Reminder of Deadline Emails

(a)(1)(j)	Slide Presentation to Employees
(a)(1)(k)	Website Screen Shot of Document List
(b)	None
(d)(1)*	2003 Equity Incentive Plan
(d)(2)	Form of 2003 Equity Incentive Plan Option Agreement
(d)(3)	Form of 2003 Equity Incentive Plan Option Agreement for French Employees
(d)(4)	Rules of the PalmSource, Inc. 2003 Equity Incentive Plan for Employees in France
(g)	None
(h)	None

*	Incorporated by reference to PalmSource’s Registration Statement on Form S-8 (File No. 333-110421) filed with the Commission on November 12, 2003.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PalmSource, Inc.

/s/ Albert J. Wood

Name: Albert J. Wood
Title: Chief Financial Officer

Date: April 1, 2004

Exhibit Index

Exhibit No.	Description

(a)(1)(a)	Offer to Exchange Certain Unexercised Options for New Options dated April 1, 2004
(a)(1)(b)	Letter from David Nagel dated April 1, 2004
(a)(1)(c)	Sample Election Form
(a)(1)(d)	Withdrawal Form
(a)(1)(e)	Form of Confirmation of Cancellation of Tendered Options
(a)(1)(f)	Form of Email Notice re Schedule of Informational Meetings
(a)(1)(g)	Form of Confirmation of Receipt of Election Form
(a)(1)(h)	Form of Confirmation of Receipt of Withdrawal Form
(a)(1)(i)	Form of Reminder of Deadline Emails
(a)(1)(j)	Slide Presentation to Employees
(a)(1)(k)	Website Screen Shot of Document List
(b)	None
(d)(1)*	2003 Equity Incentive Plan
(d)(2)	Form of 2003 Equity Incentive Plan Option Agreement
(d)(3)	Form of 2003 Equity Incentive Plan Option Agreement for French Employees
(d)(4)	Rules of the PalmSource, Inc. 2003 Equity Incentive Plan for Employees in France
(g)	None
(h)	None

*	Incorporated by reference to PalmSource’s Registration Statement on Form S-8 (File No. 333-110421) filed with the Commission on November 12, 2003.